NORTHWEST		Suite 704, 595 Howe Street
LAW GROUP		Box 35
Vancouver, British Columbia
Stephen F.X. O’Neill*†	Michael F. Provenzano	Canada V6C 2T5
Alan H. Finlayson	Christian I. Cu*†◊
Charles C. Hethey *Δ	Brian S.R. O’Neill*†◊	Telephone:	(604) 687-5792
		Facsimile:	(604) 687-6650
Northwest Law Group is an association of independent lawyers and law corporations.

File #0267

January 30, 2013

VIA EDGAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Coleman, Mining Engineer

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	SEC File No. 000-50033
	-	Form 10-K for Fiscal Year Ended December 31, 2011 filed March 30, 2012
	-	Amendment No. 1 on Form 10-K/A filed January 11, 2013
	-	SEC Comment Letter Dated January 17, 2013

On behalf of the Company, we hereby request a ten business day extension to respond to your letter dated January 17, 2013. The Company is working diligently to prepare an accurate response to your comments and expects to be able to file its response by February 15, 2013.

If you have any questions or wish to discuss this further, please contact the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

cc:	Ireland Inc.
Attn: Douglas D.G. Birnie, President & CEO Attn: Robert D. McDougal, CFO

*	Practising through O’Neill Law Corporation	◊	Also of the Nevada State Bar
Δ	Also of the New York State Bar	†	Also of the Washington State Bar